[LETTERHEAD OF CLIFFORD CHANCE US LLP]

September 28, 2009

VIA EDGAR AND BY HAND

Mr. Thomas Kluck

Mr. Duc Dang

Division of Corporation Finance

Mail Stop 3010

Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Re:	NRDC Acquisition Corp. Amendment No. 1 to Proxy Statement on Schedule 14A File No. 001-33749 Filed September 14, 2009

Dear Mr. Kluck:

On behalf of our client, NRDC Acquisition Corp. (the “Company”), a Delaware corporation, set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 25, 2009 (the “September 25 Letter”), with respect to Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Proxy Statement”) (File No. 001-33749) filed by the Company on September 14, 2009. The responses to the Staff’s comments are set out in the order in which the comments were set out in the September 25 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Amendment No. 2 to the Proxy Statement (“Amendment No. 2”), which was filed today by the Company via EDGAR, reflecting all changes to the Proxy Statement. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2 unless otherwise noted. In order to meet its proposed time table, the Company needs to file and commence mailing its definitive proxy statement no later than Wednesday September 30, 2009. We are available to discuss our responses to the Staff’s comments later in the day today or first thing tomorrow so that we can meet this deadline.

September 28, 2009

General

1.

Please provide an analysis explaining why you believe the proposed changes to the company’s charter and securities, i.e., warrants and stock, are not so significant that they constitute the issuance of new securities, which would be issued to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance. Please see Securities Act Rule 145.

The Proposed Changes Do Not Constitute the Issuance of a New Security.

We do not believe that the proposed changes to the Company's second amended and restated certificate of incorporation (as amended, the “charter”) and securities, as contemplated by the Framework Agreement (the "Transactions"), constitute the issuance of a new security. In Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Cir. 1977), cert. denied, 436 U.S. 905, and cert. denied, 439 U.S. 9113 (1978), the Second Circuit Court determined that "before changes in the rights of a security holder can qualify as the "purchase" of a new security under Section 10(b) and Rule 10b-5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment." There are two parts to the formula; the change must affect either “the nature of the investment or the investment risks,” and it must be “significant.” See Allard v. Arthur Andersen & Co., 957 F.Supp. 409, 420 (S.D.N.Y. 1997). If the change in either the nature of the investment or the risks associated with it is not significant, there is no purchase or sale of securities. Id. Examples of transactions that create significant changes in the nature of the investment include mergers, where stockholders are left with an investment in a new entity and exchanges of common stock for bonds, where the nature of the security has been changed from equity to debt. Id. (citing Securities and Exchange Comm'n v. National Securities, Inc., 393 U.S. 453, 467, 89 S.Ct. 564, 572, 21 L.Ed.2d 668 (1969) and Broad v. Rockwell Int'l Corp., 614 F.2d 418, 437-38 (5th Cir.1980), vacated on other grounds, 642 F.2d 929 (5th Cir.), cert. denied, 454 U.S. 965, 102 S.Ct. 506, 70 L.Ed.2d 380 (1981)). Courts have found that where there is no modification to the underlying assets and the stockholders held the exact same shares before and after the transaction, there was no "purchase" of a new security. See Gelles v. TDA Industries, 44 F.3d 102, 105-106 (2d. Cir. 1994).

In addition, the question of whether amendments to the governing documents of a particular security will create a new security turns on whether the amendments substantially affect the legal rights and obligations of the holders of that security. See McGuigan & Aiken, Amendment of Securities, 9 Rev. of Sec. Reg. 935, 935 (1976); see also 2 Louis Loss & Joel Seligman, Securities Regulation 1086 (3d ed. 1989). Under various judicial decisions and SEC no-action letters, this standard has traditionally been met when the amendments would significantly alter the "basic financial terms" or the "basic nature" of existing securities, as opposed to amendments that adjust contractual rights of a lesser magnitude. See SEC No-Action Letter, Leaseco Corp. (Oct 22, 1982) (where the SEC agreed to take a no action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be "characterized accurately as an adjustment of contractual rights rather than a substantial

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modification constituting a change in the basic nature of the security"); SEC No-Action Letter, Susquehanna Corp. (June 29, 1979) (where the SEC agreed to take a no-action position in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); SEC No-Action Letter, Sheraton Corp. (Nov. 24, 1978) (where the SEC agreed to take a no-action position in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture). See also Sowards, 11 Business Organizations, 2-140 (1994) (noting that new securities arise only in connection with a "fundamental change" in the nature of an investment).

In light of the standards set forth above, we believe the Transactions should not be deemed to involve the issuance of a new security, as the Transactions do not result in any change to either the nature of the investment or the investment risks.

When the Company's stockholders purchased their shares in the IPO, they knew they were investing in nothing more than a pool of cash with the understanding that before the Company could do anything with the money held in the trust account, a transaction would need be submitted to the stockholders and each stockholder would then have the opportunity to either vote in favor of the proposed transaction or elect to convert their shares into a pro rata portion of the trust account. The Transactions are preserving the fundamental nature of the stockholder's initial investment and investment risk, in that the stockholders will still have the opportunity to either vote in favor of the Transactions or elect to convert their shares into a pro rata portion of the trust account. In addition, holders of the Company's common stock will continue to be the holders of the Company's common stock after the consummation of the proposed transaction, in substantially the same proportion, subject to certain adjustments set forth in the proxy statement, and their dividend and voting rights will remain unaffected. Moreover, the changes being made to the Company's charter are simply to (i) provide that the consummation of the Transactions will also constitute a “Business Combination” under the charter, (ii) eliminate certain provisions applicable only to special purpose acquisition corporations, (iii) add various provisions relating to the Company's intention to elect to qualify to be taxed as a REIT and (iv) revise certain other provisions in anticipation of the Company's existence as an operating company. These changes will not result in any substantive change in the rights, powers or obligations of the Company's stockholders or the nature of their investment.

In addition, because the transactions contemplated by the Framework Agreement preserve for each stockholder the right to convert its shares and receive its pro rata share of the funds in the trust account, the Company believes that all stockholders will remain subject to the same market risks that they agreed to assume in connection with making their initial investment decision to acquire the shares. As such, we do not believe that Transactions constitute a significant change in the investment risk to constitute the issuance of a new security. In short, far from fundamentally altering basic rights or investment risks, the Company's proposed amendments do not in our view change in any material respect any of the basic economic rights or risks of stockholders.

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With regard to the changes being made to the Company's warrants to (i) increase the exercise price to $12.00 per share, (ii) to provide that the expiration date will be extended to October 23, 2014, (iii) to provide that a warrantholder’s ability to exercise warrants will be limited to ensure that such holder’s common stock ownership levels do not exceed the restrictions contained in the Company's charter, (iv) to provide that the price at which the Company's common stock must trade before it can redeem the warrants issued in its IPO will be increased to $18.75, and (iv) to provide that the price at which the Company's common stock must trade before it can redeem the warrants issued to NRDC Capital Management prior to its IPO will be increased to$18.75, or $22.00 in certain circumstances, we believe these changes are adjustments of contractual rights rather than a substantial modifications constituting a change in the basic nature of the security.

Furthermore, modifications in the rights of an investor that have been anticipated by the parties have been held not amount to a new purchase. See Department of Economic Dev. v. Arthur Andersen & Co., 683 F.Supp. 1463, 1472 (S.D.N.Y.1988) (citing Freschi v. Grand Coal Venture, 551 F.Supp. 1220, 1229 (S.D.N.Y.1982)). The Company's IPO prospectus contemplates the company entering into a business combination with an operating company. Such a business combination would result in the Company's stockholders holding shares not in a special purpose acquisition corporation, but rather an operating company, and would require amendments to the Company's charter to, at a minimum, eliminate certain provisions applicable only to special purpose acquisition corporations and revise certain other provisions in anticipation of the Company's existence as an operating company. Therefore, since the change from a special purpose acquisition corporation to an operating company and the required amendments to the charter to effectuate such change were anticipated by the stockholders when they purchased shares in the Company, these subsequent modifications should not amount to a new purchase.

Accordingly, for the reasons set forth above, we do not believe that the proposed Transactions will constitute such a significant change in the nature of the investment or in the investment risks as to amount to a new investment and, thereby, the issuance of a new security.

The Proposed Changes Do Not Constitute a Reclassification of Securities Under Rule 145.

Rule 145 was adopted by the Commission in 1972 in order to supplant the so-called “no-sale” concept that had been embodied in Rule 133. With the adoption of Rule 145, one of the three following types of transactions that involve the submission to a vote of security holders are deemed to involve a “sale”, “offer”, “offer to sell” or “offer for sale” of the securities of such holders within the meaning of Section 2(3) of the Securities Act of 1933:

(i) a reclassification of securities, which involves the substitution of a security for another security,

(ii) a merger or consolidation or similar plan or acquisition in which securities of a corporation held by such security holders will become or be exchanged for securities of any person, or

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(iii) a transfer of assets of a corporation to another person in consideration of the issuance of securities.

The Transactions do not involve either a merger or consolidation or similar plan or acquisition or the transfer of assets of a corporation to another person in consideration of the issuance of securities. Therefore the only issue that remains is whether the Transactions constitute a reclassification of securities under 145(a)(1).

Transactions considered to be sales pursuant to SEC no-action letters under Rule 145(a)(1) include (i) reclassifications of stock from non-voting to voting status (SEC No-Action Letter, Trans World Airlines, Inc. (Dec.9, 1983)), (ii) reclassifications of common stock to add redemption rights1 (SEC No-Action Letter, Coralta Resources Ltd. (Nov. 22, 1982)), (iii) reclassifications of preferred stock into cash or a new class of preferred (SEC No-Action Letter, American Can Co. (May 12, 1980)), and (iv) reclassifications of preferred stock into common stock (SEC No-Action Letter, Steiner Am. Corp. (avail. May 4, 1973)). We believe that the Transactions are unlike any of these reclassification transactions, all of which involved the exchange of securities for a new class or substantial modifications to fundamental terms not previously contemplated.

The Securities Are Exempted from Registration Under Section 3(a)(9).

Even if the proposed Transactions were to constitute the issuance of a new security, we believe that such issuance of the new security would be exempt from registration under Section 3(a)(9) of the Securities Act of 1933 (“Section 3(a)(9)”). In Telephone Interpretation A.24, the Staff indicated that although a transaction “may be deemed to involve the issuance of a new security if it represents a fundamental change in the nature of the investment, the issuance of the new security would be exempt under Section 3(a)(9) if all of the conditions of that provision were met.” The exemption under Section 3(a)(9) generally applies to, any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. Section 3(a)(9) may be relied on in a transaction, such as this one, that is effected by means of a shareholder vote rather than through an involuntary exchange. We believe that such exemption applies to the proposed Transactions.

_________________________

1 We note that one of the Secondary Charter Proposals, if adopted, would amend the Company's charter to provide that if any transfer of the Company's shares would result in any person beneficially owning shares in excess of the ownership limits set forth in the charter then (i) those shares shall be automatically transferred to a trust for the benefit of a charitable beneficiary or (ii) the Company shall, at its option, redeem such shares for, at its option, cash, a note or other securities of the Company. We do not believe that this provision in and of itself results in the Transactions being considered sales under Rule 145(a)(1) since this redemption provision is only triggered in the event a transfer would result in a person exceeding the beneficial ownership limits set forth in the charter. The purpose of this provision is solely intended to ensure that the Company can meet its ongoing REIT requirements.

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The Section 3(a)(9) exemption generally has four major requirements. See J. William Hicks, Exempted Transactions Under the Securities Act of 1933 § 2:22 (West 2009). All four of the requirements are satisfied by the terms of the proposed Transactions:

1.

Issuer Continuity. The first requirement mandates that both the security issued and the security surrendered must be those of the same issuer. The Transactions satisfy the first requirement because following the consummation of the transactions contemplated by the Framework Agreement, the holders of the Company's common stock and warrants will continue to be the holders of the Company's common stock and warrants (subject to the amendments to the warrants contemplated by the Warrant Amendment Proposals, as described in the proxy statement, and the name change to “Retail Opportunity Investments Corp.”).

2.	Exclusively by Exchange. The second requirement prohibits stockholders from contributing cash or any other property, other than the old securities, in connection with the issuance of the new securities. The Transactions satisfy the second requirement because the Company's stockholders and warrantholders are not contributing cash or any other property, other than the old securities, in connection with the issuance of the new securities. In addition, since inception the Company has not declared any dividends on our shares of common stock, so the Company's stockholders will not be relinquishing any rights to dividends in connection with the Transactions.

3.

Exclusively With Security Holders. The third requirement, exclusively with security holders, provides that the exchange may only be made to existing security holders. The Transactions satisfy the third requirement because only the existing security holders, and no additional persons, are receiving common stock or warrants in connection with the Transactions.

4.

No Paid Solicitation. The fourth requirement, no paid solicitation, requires that no payment may be made by the Company, either directly or indirectly, for solicitation services in connection with the Transactions. The Transactions satisfy the fourth requirement because, as set forth in greater detail below, the services provided by both Morrow & Co., LLC ("Morrow"), the proxy solicitation agent, and CSCA Capital Advisors, LLC ("CSCA"), the financial advisors, are limited to those activities which the SEC interpretative guidance has indicated is permissible.

While there is no definitive list of permitted and prohibited solicitation activities, there are a number of SEC interpretations and no-action letters that provide guidance. Generally, an issuer's directors, officers and other employees may undertake soliciting activities so long as they are not specially compensated for such activities. See SEC No-Action Letter, Chris-Craft, Industries, Inc. (Sept. 8, 1972). The Company's directors, officers and other employees are not being specifically

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compensated for any soliciting activities, any such soliciting activities are merely incidental to their regular duties.

Permissible activities by third parties can be grouped into two broad categories: advice to the issuer with respect to the terms and mechanics of the transaction and services that are administrative, ministerial, or mechanical in nature in furtherance of the transaction. See SEC Division of Corporation Finance, Compliance and Disclosure Interpretations: Securities Act Sections (#Question 125.03) (Nov. 26, 2008). Interpretive guidance indicates that an issuer may hire proxy solicitation firms as information agents to perform mechanical functions, such as mailing or otherwise assisting in the distribution of materials, obtaining a list of the issuer's security holders, confirming security holder contact details, contacting nominees holding target securities and ascertaining the number of the materials needed by each brokerage house for transmittal to beneficial holders, delivering sufficient quantities of the materials to brokerage houses, trust officers, other banks, and other nominees for distribution to beneficial holders of the target securities; mailing duplicate copies of materials to security holders who appear to have lost or mislaid those originally sent to them; and responding to the questions of security holders that do not concern the mechanical aspects of the transaction by directing the security holders to the relevant portions of the exchange materials. See SEC No-Action Letter, Mortgage Investors of Washington (Sept. 8, 1980); SEC No-Action Letter, Barnett Winston Investment Trust (Oct. 11, 1977); SEC No-Action Letter, Dominion Mortgage & Realty Trust (Apr. 3, 1975); and SEC No-Action Letter, Infotronics Corp. (Mar. 2, 1972). The Company has retained Morrow to assist in the proxy solicitation process. The terms of Morrow's engagement letter provide that under no circumstances will Morrow, directly or indirectly, solicit nor, make any recommendation to, any investor in the Company to vote in favor of any of the matters contemplated by the Framework Agreement. The scope of Morrow's engagement is limited to performing purely mechanical functions, such as those set forth above, and therefore falls within the guidelines and parameters established by the SEC in other no-action letters interpreting Section 3(a)(9).

The SEC has also provided guidance on the role that financial advisors can play in a Section 3(a)(9) exchange offer and how they may be compensated. See SEC No-Action Letter, Seaman Furniture Company, Inc.  (Sept. 29, 1989); and SEC No-Action Letter, Calton Incorporated (Sept. 30, 1991). A financial advisor may advise the issuer with respect to virtually all aspects of developing and executing the transaction. Services may be provided by persons or entities other than the issuer in a Section 3(a)(9) transaction, subject to the following limitations: the financial advisor cannot make any recommendation regarding the transaction to any security holder, or to any adviser or other representative of any such security holder; when communicating with security holders, the financial advisor can provide only that information which is included in the various communications sent by the issuer to the security holders; and the financial advisor should limit its activities to performing

September 28, 2009

functionary services or administrative assistance in the distribution of materials and providing information about the mechanics of the transaction. See SEC No-Action Letter, Dean Witter & Co., Inc. (Nov. 21, 1974) and SEC No-Action Letter, Stokley-Van Camp, Inc. (Mar. 31, 1983). The SEC has taken a no-action position with respect to each of the following advisory services: performance of financial analysis for the issuer; formulation or assistance in the formulation of a transaction; advice on the issuer’s capital structure following the transaction; advice on the timing and organization of the transaction; advice on the proposed terms and mechanical procedures; advice on the proposed terms of the securities; assistance in the preparation of the various materials to be sent by the issuer to the security holders; advice to employees of the issuer on the procedures to be used in conversations with security holders; and engaging in pre-launch discussions or negotiations with legal and financial representatives of security holders. See SEC No-Action Letter, Seaman Furniture Co., Inc. (Oct. 10, 1989); SEC No-Action Letter, Mortgage Investors of Washington (Sept. 8, 1980); SEC No-Action Letter, Hamilton Brothers Petroleum Corp. (Aug. 14, 1978); SEC No-Action Letter, Valhi, Inc. (Sept. 15, 1976); and SEC No-Action Letter, Dean Witter & Co., Inc. (Jan. 22, 1975). The Company and CSCA have entered into an agreement (the "Advisory Agreement") pursuant to which CSCA will provide advisory services in connection with the transactions contemplated by the Framework Agreement. The terms of the Advisory Agreement provide that the services to be provided by CSCA are limited to financial advice and assistance in connection with the structuring of a transaction as is customary and appropriate in transactions of this type, which may include assisting the Company in its consideration and analysis of the Transactions. Pursuant to the terms of the Advisory Agreement, under no circumstances will CSCA, directly or indirectly, solicit nor, make any recommendation to, any investor in the Company to vote in favor of any of the matters contemplated by the Framework Agreement. Additionally we have received confirmation from CSCA that they have not, directly or indirectly, solicited or made any recommendation to, any investor in the Company to vote in favor of any of the matters contemplated by the Framework Agreement.

Section 3(a)(9) does not specify the types of fees that third parties can receive in an exchange. However, the SEC Staff has indicated through various no-action letters that a financial adviser may receive a fixed fee for its services, not contingent upon the success of the transaction, plus reasonable expenses. See SEC No-Action Letter, Mortgage Investors of Washington (Sept. 8, 1980); SEC No-Action Letter, International Controls Corp. (Aug. 6, 1990); and SEC No-Action Letter, Seaman Furniture Company, Inc.  (Sept. 29, 1989). The agreement between the Company and CSCA provides for CSCA to be compensated on a fixed fee basis (plus reasonable expenses). The Company and CSCA have removed all contingent compensatory elements, except that the fee arrangement provides that a portion of the CSCA fee (totaling $1,300,000), is not payable in the event that, despite the Company using its reasonable best efforts, the Framework Agreement is not put to a vote. The Company is paying Morrow a fixed fee of $11,000, plus disbursements

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and reasonable expenses, as well as a fee of $25,000 due upon successful completion of the Special Meetings. We do not believe that the $1,300,000 to be paid to CSCA in the event the Framework Agreement is put to a vote or the $25,000 fee to be paid to Morrow upon successful completion of the Special Meetings should result in the Company not being able to avail itself of the Section 3(a)(9) exemption because these fee arrangements are not intended to incentive either CSCA or Morrow to solicit votes in order to obtain the necessary votes needed to consummate the transaction, rather these fee arrangements are a direct result of the unique nature of special purpose acquisition companies. Since the money held in the Company's trust can only be released to pay CSCA and Morrow's fees in the event of a successful transaction, both Morrow and CSCA were willing to accept discounted fees in the event the transactions contemplated by the Framework Agreement are not consummated, or in the case of CSCA, the Framework Agreement is not put to a vote, in return for a larger fee from the trust account in the event the transactions contemplated by the Framework Agreement are consummated, or in the case of CSCA, the Framework Agreement is put to a vote.

Accordingly, for the reasons set forth above, if the Transactions are deemed to constitute the issuance of a new security, we believe that such issuance of the new securities would be exempt from registration under Section 3(a)(9).

2.

We note your response to comment 7 of our letter dated September 9, 2009 that you “do not intend” to use cash to obtain favorable votes without a purchase of shares. As you are only disclosing the lack of intention, please revise to clarify if you reserve the right to use cash or promises of cash payments, post closing, to incentivize shareholders to vote for your proposals.

We have revised the disclosure on page 92 to indicate that the Company will not use cash to obtain favorable votes without the purchase of shares.

3.

We note the revised disclosure on pages 91-92 and elsewhere that you believe shareholders, who have voted against or indicated such intention, will enter into the forward purchase arrangements with you, or your agents/affiliates, because they would be able to receive cash with greater certainty. Please revise to clarify if the transactions are ultimately approved and consummated, would the selling shareholders receive their cash prior to the converting shareholders.

We have revised the disclosure on page 91 to indicate that if the transactions contemplated by the Framework Agreement are consummated, both the selling shareholders and the converting shareholders will receive their cash promptly after the closing of such transactions.

4.

We note your response to comment 11. Please note that the reference to “blank check company” in our original comment refers to your self-description in your IPO prospectus. As previously stated, we note that you are proposing charter amendments to remove your “blank

September 28, 2009

check” provisions, change the terms of your outstanding warrants, and impose ownership restrictions typically related to entities that qualify as REITs under the tax code. Also, we note that you are seeking to increase the number of shares authorized as part of the secondary charter proposals. Further, we note that if the proposals are rejected by shareholders, you would have to liquidate and dissolve, which does appear to fall within a type of transaction contemplated by Item 14 of Schedule 14A. Please tell us how your disclosure complies with Items 11, 12, 13 and/or 14 of Schedule 14A or why the proposals here, including the charter modifications, are not those contemplated by those Items.

We respectfully note that the Company is not a “blank check company” as defined in Rule 419 of the Securities Act of 1933 because the Company has never issued “penny stock” as defined in Rule 3a51-a of the Securities Exchange Act of 1934. We also do not view the transactions contemplated by the Framework Agreement as a business combination because the proposed transactions do not involve a merger, acquisition, consolidation or transfer of assets and we have revised disclosure throughout the proxy statement to remove the usage of the phrase “business combination” in relation to the Framework Agreement.

The Company is proposing to increase the number of authorized shares of existing classes of capital stock, specifically, common stock, par value $0.0001 per share, and preferred stock, par value $0.0001 per share. Item 11(b) of Schedule 14A states that if securities to be authorized are “additional shares of common stock of a class outstanding, the description may be omitted except for a statement of the preemptive rights, if any.” The Company is proposing to increase the number of authorized shares of common stock of a class outstanding that does not have preemptive rights. Therefore, Item 11 disclosure is not required in the proxy statement with respect to the authorization of additional shares of common stock. The Company is also proposing to increase the number of authorized shares of preferred stock. As disclosed on page 114, no shares of preferred stock are currently outstanding and the Company has no current plans to effect any of the transactions for which the additional authorized shares may be made. The terms of the preferred stock cannot be stated or estimated because no offering of preferred stock is contemplated in the proximate future, and the terms of the additional shares of preferred stock proposed to be authorized, including dividend or interest rates, conversion prices, voting rights, redemption prices, maturity dates, and similar matters will be determined by the board of directors of the Company only if preferred stock is ultimately issued.

We have revised the disclosure on page 114 to clarify the foregoing.

We do not believe Item 12 of Schedule 14A applies to the proposals to amend the Company’s charter because the proposals do not involve any modification or exchange of shares of the Company’s common stock. No modification is involved because the proposals do not contemplate a change to the voting or economic rights of holders of the Company’s common stock or removal of preemptive rights. No exchange is involved because we are proposing to amend the Company’s charter rather than redeeming shares outstanding and issuing new shares. Implementation of the proposed amendments to the Company’s charter will not involve any

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tender, transfer or exchange of shares by stockholders. The Company’s stockholders will, if they choose, continue to hold the same shares of common stock they do now.

The Company is proposing to amend the terms of the Warrant Agreement governing the terms of its outstanding warrants. As disclosed on page 127, there are currently 49,400,000 warrants outstanding and warrantholders will be asked to vote on proposals to approve the amendments attached as Annex F and summarized on page 127. There will be no other amendments to the warrants other than as voted on and approved by the warrantholders and the reasons for the proposals and the effects thereof are discussed on page 127. The warrants do not have dividend or other payment rights, and therefore we respectfully believe a statement as to arrears in dividends or as to defaults in principal or interest is unnecessary in the proxy statement disclosure. The warrants are currently listed on the NYSE Amex under the symbol “NAQ.WS.” The Company is currently in discussions with NYSE Amex regarding the continued listing of its capital stock as well as concurrently reviewing the merits of transferring listing of such stock to the NASDAQ. We have revised the disclosure on page 89 to clarify the foregoing.

As noted above, we do not believe Item 12 of Schedule 14A applies to the proposals to amend the Company’s charter and therefore Item 13 disclosure is not required in the proxy statement with respect to such proposals. In the event Item 13 is found to apply to the proposals to amend the Warrant Agreement governing the terms of the Company's outstanding warrants, omission of the information required by paragraph (a) of Item 13 is permitted by Instruction 1 to Item 13. Instruction 1 to Item 13 specifically states that “any or all of the information required by paragraph (a) of [Item 13] not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.” We believe the information required by paragraph (a) of Item 13 is not required because it is not material with respect to the proposals to amend the terms of the Warrant Agreement governing the terms of its outstanding warrants. Any changes in economic rights of holders of the warrants would only occur as a result of any proposals the holders of a majority of the warrants approve. Moreover, the Company is not currently an operating company, the trust account constitutes substantially all of the assets of the Company, the balance of which is disclosed in the proxy statement, and the Company has de minimus income and expenses. In addition, Instruction 1 further states that “information is not deemed material where the matter to be acted up on is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue....” As noted above and on page 114, the Company is proposing to authorize additional shares of common stock and preferred stock for certain specified types of transactions but has no present intent to effect such transactions. Therefore, Item 13 disclosure is not required in the proxy statement with respect to the proposals to authorize additional shares of capital stock. Therefore, Item 13 disclosure is not required in the proxy statement.

We do not believe Item 14 of Schedule 14A applies to the transactions contemplated by the Framework Agreement or the proposals to amend the Company’s charter. Section (a) of Item 14

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specifically states Item 14 disclosure is required for “a merger or consolidation; an acquisition of securities of another person; a sale or other transfer of all or any substantial part of assets; or a liquidation or dissolution.” The transactions contemplated by the Framework Agreement and the other proposals set forth in the proxy statement do not involve any of the aforementioned transactions set forth in Item 14(a). Absent approval by the stockholders to consummate the transactions contemplated by the Framework Agreement, or absent a “Business Combination” as defined in the Company’s charter, the Company will liquidate as required by Article Fifth of its current charter. Although a liquidation is one of the possible outcomes, the action to be taken at the special meetings would, if approved, preclude liquidation of the Company, rather than being an action to commence a liquidation or dissolution pursuant to which Item 14(a)(5) would apply. In other words, the liquidation will occur pursuant to the Company’s current charter if no action is taken. Therefore, Item 14 disclosure is not required in the proxy statement.

Notice of Special Meeting of Stockholders

5.

We note your response to comment 13 that the company is not a blank check company. Please refer to your self description in your IPO prospectus. Please revise to briefly and prominently disclose here that the proposals are counter to your core guidelines, as disclosed in your IPO prospectus, and obligations to your stockholders in their investment in a blank check company.

With regard to the first part of your comment regarding our self description as a "blank check company," please note that while the Company may refer to itself as a "blank check company" in its IPO prospectus as a general way of describing its unique structure as a special purpose acquisition corporation, we respectfully assert that the Company is not a blank check company as defined in Rule 419 of the Securities Act of 1933 because the Company has never issued "penny stock" as defined in Rule 3a-51-a of the Securities Exchange Act of 1934. In addition, we respectfully point out that the Company's IPO prospectus clearly states on page 1 of the IPO prospectus that "this offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act of 1933, as amended, which we refer to as the Securities Act. You will not be entitled to protection normally afforded to investors in Rule 419 blank check offerings." (our emphasis)

With regard to the second part of your comment regarding disclosure that the proposals are "counter to your core guidelines," please note that we respectfully disagree that the proposals are counter to the Company's core guidelines. While the Company did disclose certain requirements in its IPO prospectus, such as the requirement to obtain a fairness opinion and audited financials in connection with certain transactions, as noted in our responses to comments 15 and 18, we do not believe these requirements are applicable to the transactions contemplated by the Framework Agreement. In addition, we do not believe that we have deviated from the fundamental core guideline disclosed in our IPO prospectus which requires that in connection with any proposed transaction, a stockholder would have the affirmative right to vote in favor of the proposed transaction or to exercise its right of conversion and receive its pro rata portion of the funds in the trust account. Since we are not doing away with this core guideline, we believe that the

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disclosure in the proxy statement is adequate and, accordingly, no revisions are required in response to this comment.

6.

We note the additional proposal to extend your termination date to December 4, 2009. Please revise to clarify if you would extend the termination date in order to solicit shareholders that have voted against your proposals to purchase their shares. Clarify if such extension would only be limited to specific reasons for your inability to complete the transaction. If so, discuss those reasons. In the event you present the extension proposal, please revise to clarify the result of non-approval of the proposal.

With regard to the first part of this comment, as disclosed throughout the proxy statement, because there is a possibility that the Company may not be able to consummate those transactions by October 23, 2009, the Company has determined to seek stockholder approval to extend the date on which its existence terminates from October 23, 2009 to December 4, 2009. The Company reserves the right to extend the date on which its existence terminates for any reason in order to consummate the transactions contemplated by the Framework Agreement. In addition, the disclosure on page 125 of the proxy statement states that "[i]f the Extension Proposal is approved, our management, legal and financial advisors will use all of their resources devoted to us to consummate the transactions contemplated by Framework Agreement." Accordingly, we respectfully believe no revisions are required in response to this comment.

With regard to your comment asking us to "revise to clarify the non-approval of the proposal," we refer you to the disclosure on page 126 of the proxy statement under the heading "Consequences if Stockholder Approval is Not Obtained " which reads "[i]f our stockholders do not approve the Extension Proposal and we are unable to consummate the transactions contemplated by the Framework Agreement by October 23, 2009, our existence will terminate and we will be required to liquidate and distribute the trust account proceeds to holders of IPO Shares." Accordingly, we respectfully believe no revisions are required in response to this comment.

7.

Provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary, including the date and time by which you believe you will have to file a definitive proxy. In your response, also set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timing would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with the Delaware Secretary of State and the normal processing time for such filings.

On September 10, 2009, the Company announced that it will hold the special meetings of its stockholders and warrantholders on October 16, 2009.

Section 213 of the Delaware General Corporation Law (the “DGCL”) provides that if the board of directors of a company fixes a record date for determining the stockholders entitled to notice of, and entitled to vote at, any meeting of stockholders or any adjournment thereof, such record date must not be more than 60 nor less than 10 days before the date of such meeting. The

September 28, 2009

Company is in compliance with Section 213 because the record date of the special meetings of the Company’s stockholders and warrantholders is September 24, 2009, is between 10 and 60 days of October 16, 2009, the date of the special meetings.

If a registrant knows that securities entitled to vote at a meeting with respect to which the registrant intends to solicit proxies are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant shall, under Rule 14a-13 of Regulation 14A under the Securities Exchange Act of 1934, be required to mail broker search letters for the special meetings at least 20 business days prior to the record date of the meeting of security holders, or if such notice is impracticable, as many days before the record date of such meetings as is practicable. Because the Company announced the record date for and the date of the special meetings on September 10, 2009, it was not practicable to mail broker search letters 20 business days prior to the record date. The Company mailed such broker search letters on September 10, 2009, the same date the record date was announced, and is therefore in compliance with Rule 14a-13.

Section 222 of the DGCL requires written notice of a stockholders meeting to be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date. The Company expects to mail the requisite written notice of the special meetings to the Company’s stockholders and warrantholders on September 30 2009, which is more that 10 days before October 16, 2009, and upon such mailing, will be in compliance with Section 222.

Rule 14a-6 of Regulation 14A requires the filing of preliminary copies of the proxy statement and form of proxy with the Commission at least 10 calendar days prior to the date definitive copies of such material are first sent or given to the security holders. The Company filed a preliminary proxy statement and form of proxy with the Commission on August 10, 2009, and filed an Amendment No. 1 to such preliminary proxy statement and form of proxy with the Commission on September 14, 2009. The Company expects to mail definitive copies of such proxy statement and form of proxy to the Company’s stockholders and warrantholders on September 30, 2009, more than 10 days after the preliminary proxy statement was first filed, and is therefore in compliance with Rule 14a-6. The Company will file such definitive proxy materials with the Commission on the same date such materials are mailed to its stockholders and warrantholders.

As noted above, the special meetings of the Company’s stockholders and warrantholders will be held at 10:00 a.m. Eastern time on October 16, 2009. If, at the time of the special meetings, it appears that the Company is unable to consummate the transactions contemplated by the Framework Agreement, the Company’s stockholders and warrantholders will vote on a proposal to adjourn the special meetings to a later date or dates, if necessary, to permit further solicitation and vote of proxies. If it appears at the time of the special meeting that the Company is unable to unable to consummate the transactions contemplated by the Framework Agreement, stockholders will be presented with a proposal to amend the Company’s charter to extend the date its existence terminates from October 23, 2009 to December 4, 2009. If the Initial Charter Proposal, the Framework Transactions Sub-Proposal 2 and the Secondary Charter Proposals are approved, the

September 28, 2009

proposed charter amendments, attached as Annexes B, C and D to the proxy statement, will be executed and filed with the Delaware Secretary of State the same or the following business day. Such filings will be processed within 24 hours and will be effective upon their filing date.

8.

We note your response to comment 17 that the difference between $410 million and $100 million could be used to enter into forward or other contracts to purchase shares from shareholders who have voted against or intend to. Please tell us the “other contracts” that you reference in your response.

We have revised the disclosure throughout the proxy statement to delete the references to "other contracts" to purchase shares. The Company will just enter into forward contracts to purchase its shares.

Summary, page 1

9.

Please note that the bullet list format makes the section somewhat difficult to follow. Please consider revising this section into subsections, based on the topics discussed. For instance, the first section could briefly discuss your background as a blank check company, as described in your IPO prospectus, and highlight the guidelines you disclosed as requirements and obligations to shareholders. Also, the bullet points about the specifics of the proposals could be grouped under one subheading, as could the disclosure about your REIT operations post consummation.

We have revised the summary section of the proxy statement in response to this comment.

10.	We note your response to comment 16 and the revised disclosure on pages 7 and 8. Please revise to quantify the value, if possible, of the potential losses cited.

We have revised the disclosure on pages 6 and 7 in response to this comment.

Why am I receiving this proxy statement, page 9

11.

We note the disclosure that the secondary charter proposals’ approval will not impact whether the transactions contemplated by the Framework Agreement are consummated. It is not clear how you could operate as an ongoing concern, qualified as a REIT, without the approval of the secondary charter proposals. Please clarify.

We have revised the disclosure on page 116 to indicate that if the transactions contemplated by the Framework Agreement are consummated but the Secondary Charter Proposals are not approved, the Company will continue to operate as a going concern and will use reasonable efforts to ensure that the Company could qualify as a REIT notwithstanding the Company's charter provisions then in effect. However, if the Secondary Charter Proposals, which are intended to assist the Company in complying with the REIT ownership requirements, are not approved, it may not be possible for the Company to ensure its compliance with such REIT

September 28, 2009

ownership requirements, which could cause the Company to fail to qualify as a REIT. It is significant to note that the so-called 5/50 rule, which prohibits the five largest individual shareholders of a REIT from owning 50% or more of any class of its capital stock, does not apply until the second half of a REIT’s second taxable year. This means that for the Company it will not need to be in compliance with the 5/50 rule until July 1, 2011. As a result, the Secondary Charter Proposals will not raise an issue with regard to the Company’s REIT qualification for calendar year 2010 or for the first half of 2011. Please note that we have already disclosed the risks associated with our failure to qualify as a REIT in the proxy statement and in response to this comment we have supplemented the disclosure in the risk factors. (See the risk factors entitled "Our failure to qualify as a REIT would subject us to U.S. federal income tax and potentially increased state and local taxes, which would reduce the amount of cash available for distribution to our stockholders." on page 31 and "The stock transfer restrictions in our proposed charter amendments may not be effective as to all stockholders, and our stockholders could approve the Initial Charter Proposal and the Framework Transactions Proposal but not the Secondary Charter Proposals, either of which could adversely affect our ability to qualify as a REIT." on page 33). To further supplement such disclosure, we have added to the proxy statement additional disclosure that describes the risks associated with the failure of the Secondary Charter Proposals. See “The Secondary Charter Proposals-Consequences If the Secondary Charter Proposals Are Not Approved.” on page 116.

How do I exercise my conversion rights, page 10

12.

Please discuss in greater detail how stockholders could change their votes for the Framework Transactions to against and to elect to convert their shares. Please discuss in greater detail how much time stockholders would need to accomplish this change prior to the meeting. For example, please discuss how long it will take for stockholders to receive additional proxy cards after they have contacted NRDC to request additional cards.

We have revised the disclosure on page 18 in response to this comment.

What happens if the transactions contemplated by the Framework Agreement are not consummated, page 13

13.	It is not clear why you have qualified your disclosure with “assuming approval of the initial charter proposals.”

The phrase "assuming approval of the initial charter proposals" is meant to modify the proceeding phrase "the transactions contemplated by the Framework Agreement," as the transactions completed by the Framework Agreement can only be consummated if the initial charter proposals are approved. We have revised the disclosure throughout the proxy statement to delete the phrase "assuming approval of the initial charter proposals" for greater clarity.

September 28, 2009

How do I vote, page 18

14.	Please clarify when security holders will have to return their proxies to assure that their votes are counted.

We have revised the disclosure on page 18 in response to this comment.

Risk factors, page 22

15.

We note your response to comment 22. Your response appears to imply that the blank check/SPAC guidelines, other than conversion and liquidation, were immaterial to the purpose of the disclosure in the IPO prospectus. It appears that the guidelines/obligations disclosed in your IPO prospectus ensured that your shareholders would be able to evaluate the financial condition based on audited financial information, as disclosed in your IPO prospectus, of the asset or operating company you were to acquire prior to making their voting decision. Your deviation has removed that opportunity. Please revise to explain your implication in this document when discussing the reasons for the initial charter proposals.

The Company's IPO prospectus states that the Company will not acquire our initial target business if the Company cannot obtain current audited financial statements based on United States generally accepted accounting principles for such target business. As the Company is not acquiring an initial target business, the requirement that the Company obtain audited financial statements is not applicable to the transactions contemplated by the Framework Agreement. In addition, we note that if a stockholder is not comfortable voting in favor of the transactions contemplated by the Framework Agreement because audited financials are not being made available, such stockholder can vote against the transaction, exercise their conversion rights and receive a pro rata portion of the funds in the trust account. Accordingly, we do not believe any revisions are required in response to this comment.

Extensive, Longstanding Relationships, page 49

16.

We note your response to comment 33 and the removal of the term “active deal flow.” It appeared to us that your prior reference to active deal flow was related to your disclosure of a “current investment pipeline of approximately $3 billion” in your shareholder presentation on August 27, 2009. Please tell us the source of the disclosure of “superior origination capabilities” of a $3 billion pipeline.

The reference in the slides to a current investment pipeline of $3 billion relates to in excess of one hundred retail properties both within and outside of the Company’s target markets that the Company’s management team has identified as potential acquisition opportunities for the Company.  Each property in the pipeline fits into one of the following categories:  the property is currently being offered for sale by the existing owner through a widely marketed process; due to a pre-existing relationship between the property owner and the Company's management team, the property owner has contacted the Company's management team to inquire about the Company's

September 28, 2009

interest in acquiring the property; or the Company's management team has identified the property as potentially available for purchase due to the near term maturity of the mortgage encumbering the property or a recent foreclosure of the property.  In some cases, the Company's management team has reviewed materials relating to the properties in the pipeline.  However, in all cases, discussions between the existing owner and the Company's management team have not advanced beyond the preliminary stage, no terms have been determined and no proposal relating to any of the pipeline properties has been presented the Company’s board for its consideration.

Our Financing Strategy, page 55

17.

We note your response to comment 38 that initially you would employ a 50% leverage policy. Because the policy is only an initial one, please revise to discuss the reasons for increasing your leverage usage and if there is a maximum amount you would employ.

In response to this comment, we have added disclosure on page 53 indicating the potential reasons for the Company to increase its leverage and also noted that the Company is not subject to any leverage maximum.

The Initial Charter Proposal, page 73

18.

We note your response to comment 40 and the revised disclosure throughout this document that if the initial charter proposal is approved, you would not have to obtain a fairness opinion. You have not directly responded to our prior comment. Please revise to disclose if, based on your current charter provisions and your IPO prospectus disclosure, you were required to obtain a fairness opinion. Also, it does not appear appropriate to assume the approval of the initial charter proposal when discussing your obligation to obtain a fairness opinion or any other provision you are now deviating from. Please revise accordingly.

Based on the Company's charter provisions, the transactions contemplated by the Framework Agreement do not require the Company to obtain a fairness opinion. The Company's charter provides that "[i]f the Board of Directors is not able to independently calculate the fair market value of the Target Business, the Corporation shall obtain an opinion with regard to such fair market value from an unaffiliated, independent third party appraiser, which may or may not be an investment banking firm that is a member of the National Association of Securities Dealers, Inc." The charter defines a "Target Business" as one or more assets or one or more operating businesses. As the Company is not undergoing a business combination with a "Target Business," the requirement that the Company obtain a fairness opinion is not applicable to the transactions contemplated by the Framework Agreement. We have revised the disclosure throughout the proxy statement to make it clear that based on the Company's current charter provisions, the transactions contemplated by the Framework Agreement do not require the Company to obtain a fairness opinion.

With regard to your comment regarding revising the disclosure if, based on the Company's IPO prospectus disclosure, the Company was required to obtain a fairness opinion, we refer you to our

September 28, 2009

response to comment 40 of our letter dated September 14, 2009. There we indicated that the Company stated in its IPO prospectus, because it had agreed to do so in the underwriting agreement it entered into with the underwriters in its IPO, that it would obtain a fairness opinion if one of the Company's executive officers, directors or existing stockholders is affiliated with the target business in a business combination that the Company proposes to consummate. The Company has since amended the underwriting agreement to remove this provision. In addition, we refer you to pages 35 and 62 of our IPO prospectus where we disclose that "[i]f no opinion is obtained or if stockholders are not permitted to rely on the opinion, our stockholders will be relying solely on the judgment of our board of directors with respect to the determination of the fair market value of our initial business combination." Accordingly, we do not believe any further revisions are required in response to this comment.

19.

We note your response to comment 41. You have repeated the additional disclosure on page 74 several times throughout this proxy statement. Please revise to limit the use of repetition. Further, your additional disclosure does not address our prior comment. Please revise to disclose, where you discuss the enforceability of the charter provisions, that you deemed the guidelines/provisions as obligations to your stockholders, as disclosed in your IPO prospectus.

In response to the first part of your comment, we have revised the disclosure (i) on the second page of the notice of special meeting of stockholders, (ii) on the cover page of the proxy statement, and (iii) on page 125 of the proxy statement to eliminate some of the repetition of the additional disclosure. In response to the second part of your comment, we have revised the disclosure on page 73 to indicate that while the Company's IPO prospectus indicated that it viewed the charter provisions purporting to prohibit amendments to certain of its provisions without the unanimous consent of its stockholders as obligations to its stockholders and stated that the Company officers and directors would not recommend or take any action to waive or amend any of these provisions that would take effect prior to the consummation of an initial business combination, in light of the reasons for the Initial Charter Proposal set forth in the proxy statement, the Company believes it is in the best interest of its stockholders to proceed with the proposals set forth in the proxy statement.

20.

We note your response to comment 42 that Richards Layton & Finger P.A. was not asked to and did not opine on the enforceability and validity of Article 6(G). If the prohibition is valid, it is not clear how you are able to obtain approval for the charter amendment proposals. Please revise to clarify how they are able to opine that the proposals here, which modify prohibitions in the charter, are valid without addressing the validity of the prohibition.

The Company received an opinion from special Delaware counsel, Richards, Layton & Finger, P.A., concerning the validity of the Initial Charter Proposal. We did not request Richards, Layton & Finger to opine on whether the clause currently contained in Article Sixth of our charter prohibiting amendment of Article Sixth without the unanimous consent of our stockholders prior to consummation of a “Business Combination” was valid when adopted and do not intend on seeking advice of counsel on that question from any other source. Richards, Layton & Finger concluded in its opinion, based upon the analysis set forth therein and its examination of

September 28, 2009

Delaware law, and subject to the assumptions, qualifications, limitations and exceptions set forth in its opinion, that “the provision in paragraph G of Article Sixth of the Certificate of Incorporation, which requires unanimous stockholder approval to amend Article Sixth ... effectively eliminates [NRDC Acquisition’s] (and, consequently, [NRDC Acquisition’s] directors’ and stockholders’) statutory power to amend Article Sixth ... and is therefore not valid under the General Corporation Law” and that “the [charter amendment set forth in the Initial Charter Proposal]... if duly adopted by the Board of Directors of [NRDC Acquisition] (by vote of the majority of the directors present at a meeting at which a quorum is present or, alternatively, by unanimous written consent) and duly approved by the holders of a majority of the outstanding stock of [NRDC Acquisition] entitled to vote thereon, all in accordance with Section 242(b) of the General Corporation Law, would be valid and effective when filed with the Secretary of State in accordance with Sections 103 and 242 of the General Corporation Law.” We have revised the disclosure on page 73 accordingly.

Background of the Framework Transactions Proposals, page 77

21.

We note your response to comment 46 and reissue the comment. Please revise to clarify when you began exploring options to deviate from the guidelines/ obligations disclosed in your charter by reviewing options that did not relate to operating companies. Alternatively, explain why the guidelines, which ensured your shareholders with an ability to review the audited financial statements of an operating company, were not material to the overall disclosure of your prospectus.

With regard to the first part of this comment regarding deviation from the guidelines/obligations disclosed in your charter, we respectfully note that the Company has never deviated from the principles articulated in the Company's charter. The purpose of the conversion and liquidation provisions set forth in the Company's current charter and its IPO prospectus is to provide each of the Company's stockholders with the right to receive back its pro rata portion of the funds in the Company’s trust account if such holder did not approve of the Company’s proposed business plan upon release of the trust funds. Consistent with the protections of the Company's current charter, if a stockholder does not agree with the Company's proposed business plan, the transactions contemplated by the Framework Agreement preserve for each stockholder the right to convert its shares and receive its pro rata share of the trust funds.

With regard to the second part of this comment regarding the obligations disclosed in the Company's IPO prospectus ensured that its shareholders would be able to evaluate the financial condition based on audited financial information, we refer you to our response to comment 15 above.

Accordingly, we do not believe any revisions are required in response to this comment.

22.	We note your response to comment 48 that the presentation was oral. Please provide us with the minutes or transcript from the presentation.

September 28, 2009

The Company prepared minutes of the board meeting which broadly summarized the presentation. We will provide the Staff with a copy of these minutes supplementally. The recollection of the members of the Company's management team who were present at the meeting is that the Company's management team and the board discussed in detail the merits of pursuing the proposed transaction that has now been embodied in the Framework Agreement. We have revised the disclosure on page 80 to indicate the forgoing.

Reasons for the Frame Transactions Proposals, page 81

23.

Similar to your other responses, please note that “blank check company” is based on your self description. Please revise to clarify how your current proposals are consistent with the protections of your current charter, as disclosed on page 82.

We respectfully refer you to our response to comment 5 above.

24.

We note the additional bullet point on page 83 that your decision to continue as a blind pool REIT is consistent with the strategy described in your IPO. Please revise to clarify how that is the case since the guidelines/obligations provided shareholders with the opportunity to evaluate the financial condition of the asset or operating business prior to making their voting decision.

In response to this comment we have modified the disclosure on page 82.

Adverse Factors Considered by NRDC Acquisition, page 84

25.

Similar to your responses where you focus only on the conversion and liquidation provisions, we reissue comment 54. Please revise to clarify why the board did not consider its decision to abandon the guidelines/obligations to its shareholders that were disclosed in the IPO prospectus as an adverse factor.

In response to this comment, we have revised the disclosure on page 84 to explain how the board took into account the adverse impact of the changes made from the IPO prospectus.

Conversion Rights, page 90

26.

We note your response to comment 61 that you will provide 14 days from the date your noticed is mailed. Please revise to clarify when paper copies of the proxy materials will be delivered to and received by those being asked to vote.

NRDC Acquisition has set a record date of September 24, 2009 for the special meetings of stockholders and warrantholders. NRDC Acquisition expects to distribute electronic and paper copies of the proxy materials to its stockholders and warrantholders on September 30, 2009 and estimates that electronic copies of the proxy materials will be received on the same day they are distributed and paper copies of the proxy materials mailed via the United States Postal Service will be received approximately two days after mailing. NRDC Acquisition intends to provide its

September 28, 2009

stockholders and warrantholders with a minimum of seventeen days to review the proxy materials in the case of proxy materials delivered electronically and fifteen days in the case of proxy materials delivered via mail. We have revised the disclosure on page 90 accordingly.

Actions That May Be Taken To Secure Approval of Our Stockholders, page 91

27.

Please discuss any negotiations or actions taken by NRDC, Founding Stockholders, or their affiliates to purchase IPO Shares from holders who have indicated their intention to possibly vote against the Framework Transactions and seek conversion or who otherwise wish to sell their shares. Also discuss any negotiation to provide non-cash inducements to potential investors or existing holders of IPO shares in order to induce them to purchase IPO Shares and/or vote in favor of the Framework Transactions.

We have revised the disclosure on page 92 to indicate that NRDC Acquisition and its affiliates have had discussions with certain potential investors and existing holders of IPO Shares in which NRDC Acquisition or its affiliates, as applicable, have indicated a willingness on the part of NRDC Acquisition to consider, on a case-by-case basis, granting such potential investors or existing holders of IPO Shares, a waiver of the common stock ownership limits to be contained in NRDC Acquisition’s amended and restated charter following the consummation of the of the transactions contemplated by the Framework Agreement, in a manner consistent with (i) the restrictions on ownership to be provided for in NRDC Acquisition’s amended and restated charter and (ii) the requirements for NRDC Acquisition’s qualification as a REIT, in order to induce such potential investor or existing holder of IPO Shares, as applicable, to purchase IPO Shares and/or vote in favor of the merger proposal. In addition, as disclosed on August 20, 2009, Stuart Tanz, who is to become NRDC Acquisition’s Chief Executive Officer and President upon completion of the proposed transactions contemplated by the Framework Agreement, entered into a written plan and purchased $5,000,000 of shares of common stock of NRDC Acquisition pursuant to Rules 10b5-1 and 10b-18 of the Exchange Act. No other negotiations or actions have been taken by NRDC Acquisition, the Founder Stockholders, or their respective affiliates to purchase IPO Shares and no other negotiations have been entered into with potential investors or existing holders of IPO Shares to induce them to purchase IPO Shares and/or vote in favor of the Framework Transactions Sub-Proposal 1.

28.	Please describe in greater detail the “non-cash inducements” including the grant of registration rights.

As indicated on page 92 of the proxy statement, any non-cash inducements would not result in any material economic cost to the Company; therefore we believe these inducements are adequately disclosed in the proxy statement and, accordingly, no revisions are required in response to this comment.

September 28, 2009

New Employment Agreements, page 156

29.	We note your response to comment 63. Please tell us if the information will be provided in your definitive proxy.

We have revised the disclosure on pages 157 through 160 to provide this information.

In order to meet its proposed time table, the Company needs to file and commence mailing its definitive proxy statement no later than Wednesday September 30, 2009. We are available to discuss our responses to the Staff’s comments later in the day today or first thing tomorrow so that we can meet this deadline.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Brian Hoffmann, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

/s/ Jay L. Bernstein

Jay L. Bernstein

Enclosures

cc:	NRDC Acquisition Corp. Richard A. Baker